Exhibit 99.1

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp. 6190 Agronomy Road, 6th Floor Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

July 24, 2006

Item 3.	PRESS RELEASE

July 24, 2006 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. announced interim clinical results from the 300mg dosing group for its Phase 2a pilot study of RSD1235 (oral). The safety data for this first of two dosing groups suggests that RSD1235 (oral) appears well-tolerated within the target population. The interim analysis further demonstrated a clear positive trend toward efficacy, with 61% (33 of 54) of patients receiving RSD1235 (oral) completing the study in normal heart rhythm, as compared to 37% (10 of 27) of patients receiving placebo.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Curtis Sikorsky Title: Chief Financial Officer Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 24th day of July, 2006.

CARDIOME PHARMA CORP.

Per:	“Curtis Sikorsky”
Curtis Sikorsky
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.